Exhibit 99.2

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 27th day of October, 2026.

BETWEEN:

GOLD X2 MINING INC., a corporation existing under the Business Corporations Act (British Columbia)

(“Gold X2”)

AND:

1602630 B.C. LTD., a corporation existing under the Business Corporations Act (British Columbia)

(“SpinCo”)

AND:

KESSELRUN RESOURCES LTD., a corporation existing under the Business Corporations Act (British Columbia)

(“Kesselrun”)

AND:

GOLDSHORE MINING INC., a corporation existing under the Business Corporations Act (British Columbia)

(“Goldshore”)

AND:

1611028 B.C. LTD., a corporation existing under the Business Corporations Act (British Columbia)

(“NSR Co”)

WHEREAS:

(a)	Each of SpinCo, Kesselrun, Goldshore and NSR Co is a direct, or indirect, wholly-owned subsidiary of Gold X2;

(b)	Gold X2 wishes to proceed with a corporate restructuring by way of a statutory arrangement under the BCBCA, pursuant to which, among other steps and transactions, Gold X2 will distribute the SpinCo Shares such that the holders of Gold X2 Shares (other than Dissenting Shareholders) will become holders of 100% of the issued and outstanding SpinCo Shares;

(c)	Gold X2 proposes to convene a meeting of the Gold X2 Securityholders to consider the Arrangement pursuant to Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit I hereto; and

(d)	Each of the parties to this Agreement has agreed to participate in and support the Arrangement and the Pre-Arrangement Transactions.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1          Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Agreement” means this arrangement agreement, including the exhibits and schedule attached hereto, as the same may be supplemented or amended from time to time;

(b)	“Amalco" has the meaning set forth in Section 4.2(a)(iv);

(c)	“Arrangement” means the arrangement pursuant to the Arrangement Provisions as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(d)	“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;

(e)	“Arrangement Resolutions” means the special resolutions to approve the Arrangement, as required by the Interim Order and the BCBCA;

(f)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(g)	“Board of Directors” means the current and existing board of directors of Gold X2;

(h)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(i)	“Constating Documents” means, in respect of each party hereto, their respective Articles and related Notice of Articles under the BCBCA;

(j)	“Court” means the Supreme Court of British Columbia;

(k)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of the Plan of Arrangement;

(l)	“Dissent Rights” means the right of a registered Gold X2 Shareholder as of the record date of the Gold X2 Meeting to dissent from the Arrangement Resolutions in accordance with the provisions of the BCBCA and the Plan of Arrangement, as modified by the Interim Order, the Final Order, or any other order of the Court and to be paid the fair value of the Gold X2 Shares in respect of which the holder dissents;

(m)	“Dissenting Shareholder” means a registered holder of Gold X2 Shares as of the record date of the Gold X2 Meeting who duly and validly exercises Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(n)	“Effective Date” shall be the date of the closing of the Arrangement;

(o)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Gold X2 and SpinCo;

(p)	“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, after a hearing considering, amongst other things, the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal;

(q)	“Goldshore ULC" has the meaning set forth in Section 4.2(a)(ii);

(r)	“Gold X2 Class A Shares” means the renamed and redesignated Gold X2 Shares as described in the Plan of Arrangement;

(s)	“Gold X2 Meeting” means the annual and special meeting of the Gold X2 Securityholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(t)	“Gold X2 Omnibus Plan” means the omnibus incentive plan of Gold X2 dated November 8, 2022;

(u)	“Gold X2 Optionholder” means a holder of Gold X2 Options;

(v)	“Gold X2 Options” means options to acquire Gold X2 Shares issued by Gold X2 pursuant to either the Legacy Plan or the Gold X2 Omnibus Plan that are outstanding immediately prior to the Effective Time;

(w)	“Gold X2 Replacement Option” means an option to acquire a New Gold X2 Share to be issued by Gold X2 to a holder of a Gold X2 Option pursuant to the Plan of Arrangement;

(x)	“Gold X2 Replacement Warrant” means a share purchase warrant to be issued by Gold X2 to a holder of a Gold X2 Warrant pursuant to the Plan of Arrangement;

(y)	“Gold X2 RSU holder” means a holder of Gold X2 RSUs;

(z)	“Gold X2 RSUs” means restricted share units of Gold X2 issued by Gold X2 pursuant to the Gold X2 Omnibus Plan that are outstanding immediately prior to the Effective Time, including as adjusted pursuant to the Plan of Arrangement;

(aa)	“Gold X2 Securityholders” means, collectively, the Gold X2 Shareholders, the Gold X2 Optionholders and the Gold X2 Warrantholders;

(bb)	“Gold X2 Shareholder” means a holder of Gold X2 Shares;

(cc)	“Gold X2 Shares” means the common shares without par value which Gold X2 is authorized to issue as the same are constituted on the date hereof;

(dd)	“Gold X2 Warrantholder” means a holder of Gold X2 Warrants;

(ee)	“Gold X2 Warrants” means the share purchase warrants of Gold X2 exercisable to acquire Gold X2 Shares that are outstanding immediately prior to the Effective Time;

(ff)	“In the Money Amount” at a particular time with respect to a convertible security means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant convertible security at such time;

(gg)	“Information Circular” means the management information circular of Gold X2, including all schedules thereto, to be sent to the Gold X2 Securityholders in connection with the Gold X2 Meeting, together with any amendments or supplements thereto;

(hh)	“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA, providing for, among other things, advice and directions in connection with the Gold X2 Meeting and the Arrangement, as such order may be amended or varied by the Court;

(ii)	“Legacy Plan” means the stock option plan of Gold X2 dated May 31, 2021;

(jj)	“New Gold X2 Shares” means the new class of voting common shares without par value which Gold X2 will create and issue as described in the Plan of Arrangement and for which the Gold X2 Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Gold X2 Shares;

(kk)	“NSR” means a 1.0% net smelter return royalty on the Moss Gold Project granted by Goldshore substantially in the form attached to this Agreement as Schedule A;

(ll)	"NSR Co Class A Shares" means the Class A voting shares of NSR Co;

(mm)	"NSR Co Class B Shares” means the Class B non-voting shares of NSR Co;

(nn)	“NYSE American” means the NYSE American LLC;

(oo)	“party” means any of Gold X2, SpinCo, Kesselrun, Goldshore and NSR Co and “parties” means, collectively, Gold X2, SpinCo, Kesselrun, Goldshore and NSR Co;

(pp)	“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(qq)	“Plan of Arrangement” means the plan of arrangement attached to this Agreement as Exhibit I, as the same may be amended from time to time;

(rr)	“Pre-Arrangement Transactions” means the transactions to be undertaken by the parties prior to the Effective Date, as approved by the directors of Gold X2, substantially as described in Section 4.2(a);

(ss)	“Registrar” means the Registrar of Companies under the BCBCA;

(tt)	“SpinCo Incentive Plan” means the omnibus equity incentive plan to be adopted by SpinCo as more particularly set forth in the Information Circular to be sent to Gold X2 Securityholders in connection with the Gold X2 Meeting;

(uu)	“SpinCo Options” means share purchase options issued pursuant to the SpinCo Incentive Plan, including the SpinCo Options issued pursuant to the Plan of Arrangement;

(vv)	“SpinCo Shares” means the common shares without par value which SpinCo is authorized to issue as the same are constituted on the date hereof;

(ww)	“SpinCo Warrant” means a share purchase warrant to acquire one SpinCo Share to be issued by SpinCo to a holder of a Gold X2 Warrant pursuant to the Plan of Arrangement;

(xx)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(yy)	“TSXV” means the TSX Venture Exchange Inc.; and

(zz)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2          Currency. All amounts of money which are referred to in this Agreement are expressed in lawful money of the United States unless otherwise specified.

1.3          Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4          Number and Gender. In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.5          Date for any Action. In the event that any date on which any action is required to be taken hereunder by a party is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6          Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.7          Exhibits. Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit I is the Plan of Arrangement.

ARTICLE 2
ARRANGEMENT

2.1          Arrangement. The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2             Final Order. If (a) the Interim Order is obtained; and (b) the Arrangement Resolutions are passed at the Gold X2 Meeting as provided for in the Interim Order, subject to the terms and conditions of this Agreement, Gold X2 shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order held as soon as reasonably practicable following the approval of the Arrangement Resolutions at the Gold X2 Meeting.

2.3          Effective Date of Arrangement. The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement. Notwithstanding anything to the contrary contained herein, the Effective Date shall not occur prior to January 1, 2027.

2.4          Commitment to Effect. Subject to termination of this Agreement pursuant to Article 6 hereof, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective by no later than March 8, 2027, or by such other date as Gold X2 and SpinCo may determine, and in conjunction therewith to cause the conditions described in Section 5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the parties shall proceed forthwith to apply for the Interim Order and Gold X2 shall call the Gold X2 Meeting and mail the Information Circular to the Gold X2 Securityholders.

2.5          Filing of Final Order. Subject to the rights of termination contained in Article 6 hereof, upon the approval of the Arrangement Resolutions in accordance with the provisions of the Interim Order and the BCBCA, Gold X2 obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Gold X2 on its behalf, and on behalf of the parties, as applicable, shall file with the Registrar:

(a)	the records and information required by the Registrar pursuant to the Arrangement Provisions; and

(b)	a copy of the Final Order.

2.6          U.S. Securities Law Matters. The parties agree that the Arrangement will be carried out with the intention that the New Gold X2 Shares, SpinCo Shares, Gold X2 Replacement Options, SpinCo Options, Gold X2 Replacement Warrants and SpinCo Warrants delivered upon completion of the Arrangement to Gold X2 Shareholders, Gold X2 Optionholders and Gold X2 Warrantholders, as applicable, will be issued by Gold X2 and SpinCo in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court and the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement;

(b)	prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Gold X2 Shareholders, Gold X2 Optionholders and Gold X2 Warrantholders subject to the Arrangement;

(d)	Gold X2 will ensure that each Gold X2 Shareholder entitled to receive New Gold X2 Shares and SpinCo Shares, Gold X2 Optionholder entitled to receive Gold X2 Replacement Options and SpinCo Options and Gold X2 Warrantholder entitled to receive Gold X2 Replacement Warrants and SpinCo Warrants on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	the Gold X2 Shareholders, Gold X2 Optionholders and Gold X2 Warrantholders entitled to receive New Gold X2 Shares, SpinCo Shares, Gold X2 Replacement Options, SpinCo Options, Gold X2 Replacement Warrants or SpinCo Warrants, as applicable, on completion of the Arrangement will be advised that the New Gold X2 Shares, SpinCo Shares, Gold X2 Replacement Options, SpinCo Options, Gold X2 Replacement Warrants or SpinCo Warrants, as applicable, issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement are approved by the Court as being fair, substantively and procedurally, to the Gold X2 Shareholders, Gold X2 Optionholders and Gold X2 Warrantholders;

(g)	the Interim Order approving the Gold X2 Meeting will specify that each Gold X2 Shareholder, Gold X2 Optionholder and Gold X2 Warrantholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as the Gold X2 Shareholder, Gold X2 Optionholder or Gold X2 Warrantholder enters an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(h)	the Final Order shall include a statement substantially to the following effect:

(i)	“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance of New Gold X2 Shares, SpinCo Shares, Gold X2 Replacement Options, SpinCo Options, Gold X2 Replacement Warrants and SpinCo Warrants pursuant to the Plan of Arrangement.”

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties. Each of the parties hereby represents and warrants to the other parties that:

(a)	it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)	it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly executed and delivered by it;

(c)	neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Constating Documents or other governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d)	no dissolution, winding up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it.

ARTICLE 4
COVENANTS

4.1          Covenants. Each of the parties covenants with the others that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2          Pre-Arrangement Transactions.

(a)	The parties shall use reasonable commercial efforts to cause the following Pre-Arrangement Transactions to occur prior to the Effective Time:

(i)	Kesselrun transfers specified mineral concessions to Goldshore in exchange for NSR Co Class B Shares;

(ii)	Goldshore converts into a BCBCA unlimited liability company ("Goldshore ULC");

(iii)	Goldshore ULC transfers the NSR to NSR Co for NSR Co Class A Shares under subsection 85(1) of the Tax Act and renounces to Gold X2 under subsection 66(12.6) of the Tax Act, all qualifying expenditures not previously renounced, effective the day before the amalgamation in Section 4.2(a)(iv) below;

(iv)	Gold X2 and Goldshore ULC amalgamate under the BCBCA and subsection 87(1) of the Tax Act ("Amalco"), with Goldshore ULC shares cancelled without payment; and

(v)	Amalco transfers all NSR Co Class A Shares to SpinCo for SpinCo Shares under subsection 85(1) of the Tax Act.

(collectively, the “Pre-Arrangement Transactions”).

(b)	The parties shall use reasonable commercial efforts to (i) cause the Pre-Arrangement Transactions to become effective on or before January 1, 2027; (ii) prior to the Effective Date, cooperate and assist each other in dealing with transitional or other matters relating to or arising from the Pre-Arrangement Transactions; (iii) not perform any act or enter into any transaction that could interfere or be inconsistent with the completion of the Pre-Arrangement Transactions; (iv) on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities laws of jurisdictions in Canada and the United States for the issue by Gold X2 and SpinCo of the securities to be issued in the Pre-Arrangement Transactions; and (v) on or before the Effective Date, assist and cooperate in preparing and executing such tax elections or other filings under the Tax Act as may be necessary to implement the Pre-Arrangement Transactions.

(c)	Each party hereby agrees and consents to the Pre-Arrangement Transactions.

(d)	Each party acknowledges and agrees that the planning for and implementation of any Pre-Arrangement Transaction shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty has been breached.

4.3          Interim Order and Final Order. The parties acknowledge that Gold X2 will apply to and obtain from the Court, pursuant to the Arrangement Provisions, the Interim Order providing for, among other things, the calling and holding of the Gold X2 Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement Resolutions. The parties each covenant and agree that if the approval of the Arrangement as set out in Section 5.1(c) hereof is obtained, Gold X2 will thereafter (subject to the exercise of any discretionary authority granted to Gold X2’s directors) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in Section 2.5 with the Registrar.

4.4          Treatment of Gold X2 Options, Gold X2 RSUs and Gold X2 Warrants. The Gold X2 Options, Gold X2 RSUs and Gold X2 Warrants shall be treated in accordance with the Plan of Arrangement.

4.5          SpinCo Incentive Plan. In connection with, but prior to, the Arrangement, SpinCo shall adopt the SpinCo Incentive Plan, which shall be substantially in the form attached to the Information Circular.

4.6          Fair Market Value. For the purposes of this Agreement and the Plan of Arrangement, the fair market value of the New Gold X2 Shares and the SpinCo Shares will be determined by the Board of Directors, acting in good faith.

ARTICLE 5
CONDITIONS

5.1          Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a)	the completion of the Pre-Arrangement Transactions;

(b)	the Interim Order shall have been granted in form and substance satisfactory to each of Gold X2 and SpinCo;

(c)	the Arrangement Resolutions, with or without amendment, shall have been approved and adopted at the Gold X2 Meeting in accordance with the Arrangement Provisions, the Constating Documents of Gold X2, the Interim Order and the requirements of any applicable regulatory authorities;

(d)	the Final Order shall have been obtained in form and substance satisfactory to each of Gold X2 and SpinCo;

(e)	the TSXV shall have conditionally approved the Arrangement, including the substitutional listing of the New Gold X2 Shares issuable under the Arrangement, as of the Effective Date, subject to compliance with the requirements of the TSXV;

(f)	the NYSE American shall have authorized the listing of the New Gold X2 Shares issuable under the Arrangement, as of the Effective Date, subject to compliance with the requirements of the NYSE American;

(g)	all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Gold X2 and SpinCo;

(h)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(i)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada and the United States, which would reasonably be expected to have a material adverse effect on any of the parties or the Gold X2 Securityholders if the Arrangement is completed;

(j)	notices of dissent pursuant to Article 5 of the Plan of Arrangement shall not have been delivered by Gold X2 Shareholders holding greater than 5% of the outstanding Gold X2 Shares; and

(k)	this Agreement shall not have been terminated under Article 6 hereof.

Except for the conditions set forth in Sections 5.1(a), (b), (c), (d), (e), (f) and (k), which may not be waived, any of the other conditions in this Section 5.1 may be waived by either Gold X2 or SpinCo at its discretion.

5.2          Pre-Closing. Unless this Agreement is terminated earlier pursuant to the provisions hereof, each party shall deliver, or cause to be delivered, in electronic format or otherwise, to the other parties the following:

(a)	the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b)	written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3          Merger of Conditions. The conditions set out in Section 5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4          Merger of Representations, Warranties and Covenants. The representations and warranties in Section 3.1 shall be conclusively deemed to be correct as of the Effective Date and the covenants in Section 4.1 hereof shall be conclusively deemed to have been complied with in all respects as of the Effective Date, and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1          Amendment. Subject to any mandatory applicable restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Gold X2 Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Gold X2 Shareholders.

6.2          Termination. Subject to Section 6.3, this Agreement may at any time before or after the holding of the Gold X2 Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors without further action on the part of the Gold X2 Shareholders and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Board of Directors to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3          Cessation of Right. The right of Gold X2 or SpinCo or any other party to amend or terminate this Agreement or the Plan of Arrangement pursuant to Section 6.1 and Section 6.2 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7
GENERAL

7.1          Notices. All notices which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or sent by email or first-class mail, addressed as follows:

in the case of Gold X2:

Gold X2 Mining Inc.
Suite 2300 – 1021 West Hastings Street,
Vancouver, British Columbia,
V6E 0C3

Attention: Michael Henrichsen, Chief Executive Officer
Email: [Redacted – Personal Information]

in the case of SpinCo:

1602630 B.C. Ltd.
Suite 2300 – 1021 West Hastings Street,
Vancouver, British Columbia,
V6E 0C3

Attention: Michael Kanevsky, Director
Email: [Redacted – Personal Information]

in the case of NSR Co:

1611028 B.C. Ltd.
Suite 2300 – 1021 West Hastings Street,
Vancouver, British Columbia,
V6E 0C3

Attention: Michael Kanevsky, Director
Email: [Redacted – Personal Information]

in the case of Goldshore:

Goldshore Mining Inc.
Suite 2300 – 1021 West Hastings Street,
Vancouver, British Columbia,
V6E 0C3

Attention: Peter Flindell, Director
Email: [Redacted – Personal Information]

in the case of Kesselrun:

Kesselrun Resources Ltd.
Suite 2300 – 1021 West Hastings Street,
Vancouver, British Columbia,
V6E 0C3

Attention: Michael Kanevsky, Chief Financial Officer
Email: [Redacted – Personal Information]

in each case with a copy to:

Blake, Cassels & Graydon LLP
Suite 3500, 1133 Melville Street
Vancouver, British Columbia
V6E 4E5

Attention: Evan Straight
Email: [Redacted – Personal Information]

7.2          Assignment. None of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other parties, provided that no consent shall be required for the Pre-Arrangement Transactions.

7.3          Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.4          Waiver. Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5          Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.6          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.7          Expenses. All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense or as otherwise mutually agreed by the parties.

7.8          Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9          Time of Essence. Time is of the essence of this Agreement.

[Remainder of the page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

GOLD X2 MINING INC.

Per:	(signed) “Michael Kanevsky”
Authorized Signatory

1602630 B.C. LTD.

Per:	(signed) “Michael Kanevsky”
Authorized Signatory

KESSELRUN RESOURCES LTD.

Per:	(signed) “Michael Henrichsen”
Authorized Signatory

GOLDSHORE MINING INC.

Per:	(signed) “Peter Flindell”
Authorized Signatory

1611028 B.C. LTD.

Per:	(signed) “Michael Kanevsky”
Authorized Signatory

Signature Page to Arrangement Agreement

EXHIBIT I

PLAN OF ARRANGEMENT
UNDER PART 9, DIVISION 5 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1          Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Arrangement” means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b)	“Arrangement Agreement” means the arrangement agreement dated as of October 27, 2026 among Gold X2, SpinCo, Kesselrun, Goldshore and NSR Co, as may be supplemented or amended from time to time;

(c)	“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;

(d)	“Arrangement Resolutions” means the special resolutions of each of (i) the Gold X2 Shareholders; and (ii) the Gold X2 Securityholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(e)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(f)	“Board of Directors” means the current and existing board of directors of Gold X2 at any time and from time to time;

(g)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h)	“Constating Documents” means, in respect of each party hereto, their respective Articles and related Notice of Articles under the BCBCA;

(i)	“Court” means the Supreme Court of British Columbia;

(j)	“Depositary” means Odyssey Trust Company, or such other depositary as Gold X2 may determine;

(k)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;

(l)	“Dissent Rights” means the right of a registered Gold X2 Shareholder as of the record date of the Gold X2 Meeting to dissent from the Arrangement Resolutions in accordance with the provisions of the BCBCA and Article 5 of this Plan of Arrangement, as modified by the Interim Order, the Final Order, or any other order of the Court, and to be paid the fair value of the Gold X2 Shares in respect of which the holder dissents;

(m)	“Dissenting Share” has the meaning given in Section 3.1(a) of this Plan of Arrangement;

(n)	“Dissenting Shareholder” means a registered holder of Gold X2 Shares as of the record date of the Gold X2 Meeting who duly and validly exercises Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(o)	“Effective Date” shall be the date of the closing of the Arrangement;

(p)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Gold X2 and SpinCo;

(q)	“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, after a hearing considering, amongst other things, the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal;

(r)	“FMV Reduction” means the reduction in the fair market value of a Gold X2 Share, immediately prior to the Effective Time, as compared to a New Gold X2 Share, that arises solely as a result of the distribution by Gold X2 of the SpinCo Shares pursuant to Section 3.1(g) of this Plan of Arrangement;

(s)	“Gold X2” means Gold X2 Mining Inc., a corporation existing under the BCBCA;

(t)	“Gold X2 Class A Shares” means the renamed and redesignated Gold X2 Shares as described in Section 3.1(b)(i) of this Plan of Arrangement;

(u)	“Gold X2 Meeting” means the annual and special meeting of the Gold X2 Securityholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(v)	“Gold X2 Omnibus Plan” means the omnibus incentive plan of Gold X2 dated November 8, 2022;

(w)	“Gold X2 Optionholders” means the holders of Gold X2 Options on the Effective Date;

(x)	“Gold X2 Options” means options to acquire Gold X2 Shares issued by Gold X2 pursuant to either the Legacy Plan or the Gold X2 Omnibus Plan that are outstanding immediately prior to the Effective Time;

(y)	“Gold X2 Replacement Option” means an option to acquire a New Gold X2 Share to be issued by Gold X2 to a holder of a Gold X2 Option pursuant to Section 3.1(d) of this Plan of Arrangement;

(z)	“Gold X2 Replacement Warrant” means a share purchase warrant to be issued by Gold X2 to a holder of a Gold X2 Warrant pursuant to Section 3.1(e) of this Plan of Arrangement;

(aa)	“Gold X2 RSU holders” means the holders of Gold X2 RSUs on the Effective Date;

(bb)	“Gold X2 RSUs” means restricted share units of Gold X2 issued by Gold X2 pursuant to the Gold X2 Omnibus Plan that are outstanding immediately prior to the Effective Time, including as adjusted pursuant to Section 3.1(f) of this Plan of Arrangement;

(cc)	“Gold X2 Securityholders” means, collectively, the Gold X2 Shareholders, the Gold X2 Optionholders and the Gold X2 Warrantholders;

(dd)	“Gold X2 Shareholders” means the holders of Gold X2 Shares on the Effective Date;

(ee)	“Gold X2 Shares” means the common shares without par value which Gold X2 is authorized to issue as the same are constituted on the date hereof;

(ff)	“Gold X2 Warrantholders” means the holders of Gold X2 Warrants on the Effective Date;

(gg)	“Gold X2 Warrants” means the share purchase warrants of Gold X2 exercisable to acquire Gold X2 Shares that are outstanding immediately prior to the Effective Time;

(hh)	“In the Money Amount” at a particular time with respect to a convertible security means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant convertible security at such time;

(ii)	“Information Circular” means the management information circular of Gold X2, including all schedules thereto, to be sent to the Gold X2 Securityholders in connection with the Gold X2 Meeting, together with any amendments or supplements thereto;

(jj)	“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA, providing for, among other things, advice and directions in connection with the Gold X2 Meeting and the Arrangement, as such order may be amended or varied by the Court;

(kk)	“Legacy Plan” means the stock option plan of Gold X2 dated May 31, 2021;

(ll)	“Letter of Transmittal” means the letter of transmittal in respect of the Arrangement to be sent to Gold X2 Securityholders together with the Information Circular;

(mm)	“New Gold X2 Shares” means the new class of voting common shares without par value which Gold X2 will create and issue as described in Section 3.1(b)(ii) of this Plan of Arrangement and for which the Gold X2 Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Gold X2 Shares;

(nn)	“NYSE American” means the NYSE American LLC;

(oo)	“Plan of Arrangement” means this plan of arrangement, as the same may be amended from time to time;

(pp)	“Registrar” means the Registrar of Companies under the BCBCA;

(qq)	“Share Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date for the purpose of determining the Gold X2 Shareholders entitled to receive New Gold X2 Shares and SpinCo Shares pursuant to this Plan of Arrangement or such other date as the Board of Directors may select;

(rr)	“SpinCo” means 1602630 B.C. Ltd., a company existing under the BCBCA;

(ss)	“SpinCo Incentive Plan” means the omnibus equity incentive plan to be adopted by SpinCo as more particularly set forth in the Information Circular to be sent to Gold X2 Securityholders in connection with the Gold X2 Meeting;

(tt)	“SpinCo Options” means share purchase options issued pursuant to the SpinCo Incentive Plan, including the SpinCo Options issued pursuant to Section 3.1(d) of this Plan of Arrangement;

(uu)	“SpinCo Shareholder” means a holder of SpinCo Shares;

(vv)	“SpinCo Shares” means the common shares without par value which SpinCo is authorized to issue as the same are constituted on the date hereof;

(ww)	“SpinCo Warrant” means a share purchase warrant to acquire one SpinCo Share to be issued by SpinCo to a holder of a Gold X2 Warrant pursuant to Section 3.1(e) of this Plan of Arrangement;

(xx)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(yy)	“TSXV” means the TSX Venture Exchange Inc.; and

(zz)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2          Currency. All amounts of money which are referred to in this Plan of Arrangement are expressed in lawful money of the United States unless otherwise specified.

1.3          Interpretation Not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.4          Number and Gender. Unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.5          Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.6          Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.7          Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1          Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2          Arrangement Effectiveness. The Arrangement and this Plan of Arrangement shall become final and conclusively binding on Gold X2, the Gold X2 Shareholders (including Dissenting Shareholders), Gold X2 Optionholders, Gold X2 Warrantholders, Gold X2 RSU holders and SpinCo Shareholders at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1          The Arrangement. Commencing at the Effective Time, the following shall occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Gold X2 or SpinCo, but subject to the provisions of Article 5:

(a)	each Gold X2 Share outstanding in respect of which a Dissenting Shareholder has duly and validly exercised his, her or its Dissent Rights (each, a “Dissenting Share”) shall be directly transferred and assigned by such Dissenting Shareholder to Gold X2, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Gold X2 Shareholders other than the right to be paid the fair value for their Gold X2 Shares by Gold X2;

(b)	the share capital of Gold X2 shall be reorganized and the authorized share structure of Gold X2 shall be altered by:

(i)	renaming and redesignating all of the issued and unissued Gold X2 Shares as “Class A common shares without par value” and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held, being the “Gold X2 Class A Shares”;

(ii)	creating a new class consisting of an unlimited number of “common shares without par value” with terms and special rights and restrictions identical to those of the Gold X2 Shares immediately prior to the Effective Time, being the “New Gold X2 Shares”; and

(iii)	Gold X2’s Constating Documents shall be amended to reflect the alterations in this Section 3.1(b);

(c)	the SpinCo Incentive Plan will come into force and effect;

(d)	notwithstanding the terms of the Gold X2 Omnibus Plan or the Legacy Plan, each Gold X2 Option (whether vested or not) exercisable to acquire one Gold X2 Share that is outstanding immediately before the Effective Time which has not been duly exercised or cancelled shall be deemed to be transferred and exchanged for:

(i)	one Gold X2 Replacement Option to acquire one New Gold X2 Share having an exercise price (rounded up to the nearest whole cent) equal to the product of the original exercise price of the corresponding Gold X2 Option multiplied by the fair market value of a New Gold X2 Share at the Effective Time divided by the total of the fair market value of a New Gold X2 Share and the fair market value of one-fifth of one SpinCo Share at the Effective Time. Each Gold X2 Replacement Option will be governed by the terms of the Gold X2 Omnibus Plan and will have the same vesting conditions, expiry date and other conditions as the Gold X2 Option for which such Gold X2 Replacement Option was exchanged; and

(ii)	one-fifth of one SpinCo Option to acquire one SpinCo Share, each whole SpinCo Option having an exercise price (rounded up to the nearest whole cent) equal to five multiplied by the product of the original exercise price of the corresponding Gold X2 Option multiplied by the fair market value of one-fifth of a SpinCo Share at the Effective Time divided by the total of the fair market value of one New Gold X2 Share and one-fifth of a SpinCo Share at the Effective Time. Each SpinCo Option will be governed by the terms of the SpinCo Incentive Plan and will have the same vesting conditions and other conditions as the Gold X2 Option for which such SpinCo Option was exchanged, except that the expiry date of each SpinCo Option shall be the earlier of (1) December 31, 2028 and (2) the expiry date of the Gold X2 Option for which such SpinCo Option was exchanged, provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Gold X2 Replacement Option and the SpinCo Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Gold X2 Option so exchanged and, solely with respect to U.S. taxpayers, to ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the above-noted exchange of Gold X2 Options for Gold X2 Replacement Options and SpinCo Options other than those Gold X2 Replacement Options and SpinCo Options issued to non-employees of Gold X2;

(e)	notwithstanding the terms of the warrant certificates, each Gold X2 Warrant (whether vested or not) exercisable to acquire one Gold X2 Share that is outstanding immediately before the Effective Time which has not been duly exercised or cancelled shall be deemed to be transferred and exchanged for:

(i)	one Gold X2 Replacement Warrant to acquire one New Gold X2 Share having an exercise price (rounded up to the nearest whole cent) equal to the product of the original exercise price of the corresponding Gold X2 Warrant multiplied by the fair market value of a New Gold X2 Share at the Effective Time divided by the total of the fair market value of a New Gold X2 Share and the fair market value of one-fifth of one SpinCo Share at the Effective Time. Each Gold X2 Replacement Warrant will have the same vesting conditions, expiry date and other conditions as the Gold X2 Warrant for which such Gold X2 Replacement Warrant was exchanged; and

(ii)	one-fifth of one SpinCo Warrant to acquire one SpinCo Share, each whole SpinCo Warrant having an exercise price (rounded up to the nearest whole cent) equal to five multiplied by the product of the original exercise price of the corresponding Gold X2 Warrant multiplied by the fair market value of one-fifth of a SpinCo Share at the Effective Time divided by the total of the fair market value of one New Gold X2 Share and one-fifth of a SpinCo Share at the Effective Time. Each SpinCo Warrant will have the same vesting conditions, expiry date and other conditions as the Gold X2 Warrant for which such SpinCo Warrant was exchanged, provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Gold X2 Replacement Warrant and the SpinCo Warrant immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Gold X2 Warrant so exchanged and, solely with respect to U.S. taxpayers, to ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended.

(f)	in accordance with the terms of the Gold X2 Omnibus Plan, each Gold X2 RSU to acquire one Gold X2 Share that is outstanding immediately before the Effective Time which has not been duly settled or cancelled shall be adjusted in order to maintain the economic rights of the applicable Gold X2 RSU holder and each such Gold X2 RSU shall be continued on the same terms and conditions as were applicable immediately before the Effective Time except that the terms of such Gold X2 RSU shall be deemed to be amended so as to substitute for the Gold X2 Shares subject to the Gold X2 RSU, such number of New Gold X2 Shares (rounded down to the nearest whole number) that results in a proportionate increase of Gold X2 RSUs to reflect the FMV Reduction, and each Participant’s Account (as defined in the Gold X2 Omnibus Plan) shall be adjusted accordingly.

(g)	each issued and outstanding Gold X2 Class A Share outstanding on the Share Distribution Record Date shall be exchanged as part of the reorganization of the share capital of Gold X2 and in accordance with section 86 of the Tax Act, for: (i) one New Gold X2 Share; and (ii) one-fifth of a SpinCo Share, the holders of the Gold X2 Class A Shares will be removed from the central securities register of Gold X2 as the holders of such and will be added to the central securities register of Gold X2 as the holders of the number of New Gold X2 Shares that they have received on the exchange set forth in this Section 3.1(g), and the SpinCo Shares transferred to the then holders of the Gold X2 Class A Shares will be registered in the name of the former holders of the Gold X2 Class A Shares and Gold X2 will provide SpinCo and its registrar and transfer agent notice to make the appropriate entries in the central securities register of SpinCo;

(h)	all of the issued Gold X2 Class A Shares shall be cancelled and the class of shares deleted with the appropriate entries being made in the central securities register of Gold X2, and the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the New Gold X2 Shares will be equal to that of the Gold X2 Shares immediately prior to the Effective Time less the fair market value of the SpinCo Shares distributed pursuant to Section 3.1(g);

(i)	the Constating Documents of Gold X2 shall be amended to reflect the alterations in Section 3.1(h);

(j)	SpinCo will change its name to “Gold X2 Royalties Corp.” and SpinCo’s Constating Documents shall be amended to reflect the change of name; and

(k)	the number of directors of SpinCo shall be set to 3 and the directors of SpinCo will be Michael Henrichsen, Kyle Hickey and Michael Kanevsky, such directors to hold office until the close of the next annual meeting of shareholders of SpinCo or until their successors are elected or appointed. Until the next annual meeting of shareholders of SpinCo, the directors of SpinCo will have the authority to appoint one or more additional directors on its board of directors who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of SpinCo or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of SpinCo pursuant to this Section 3.1(k).

3.2          No Fractions. Notwithstanding any other provision of this Plan of Arrangement, no fractional SpinCo Shares or New Gold X2 Shares will be issued. While each Gold X2 Shareholder’s fractional shares, each Gold X2 Optionholder’s fractional options, each Gold X2 RSU holder’s fractional RSUs and each Gold X2 Warrantholder’s fractional warrants, respectively, will be combined, no fractional SpinCo Shares shall be distributed to the Gold X2 Shareholders, no fractional Gold X2 RSUs will be issued to holders of Gold X2 RSUs and no fractional SpinCo Options or SpinCo Warrants shall be distributed to the holders of Gold X2 Options or Gold X2 Warrants, and, as a result, all fractional amounts arising under this Plan of Arrangement shall be rounded down to the nearest whole number without any compensation therefor. Any New Gold X2 Shares, SpinCo Shares, SpinCo Options or SpinCo Warrants not distributed as a result of so rounding down shall be cancelled.

3.3          Share Distribution Record Date. In Section 3.1(g) the reference to a holder of a Gold X2 Class A Share shall mean a person who is a Gold X2 Shareholder on the Share Distribution Record Date, subject to the provisions of Article 5.

3.4          Deemed Time for Redemption. In addition to the chronological order in which the transactions and events set out in Section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the exchange of Gold X2 Class A Shares for New Gold X2 Shares and SpinCo Shares set out in Section 3.1(g) shall occur and shall be deemed to occur immediately after the time of listing of the New Gold X2 Shares on the TSXV and NYSE American on the Effective Date.

3.5          Deemed Fully Paid and Non-Assessable Shares. All New Gold X2 Shares, Gold X2 Class A Shares and SpinCo Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6          Supplementary Actions. Notwithstanding that the transactions and events set out in Section 3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Gold X2 and SpinCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options.

3.7          Withholding. Each of Gold X2, SpinCo and the Depositary shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New Gold X2 Shares, SpinCo Shares, Gold X2 Replacement Options or SpinCo Options made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality of the foregoing, any New Gold X2 Shares or SpinCo Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.

3.8          No Liens. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, restrictions, adverse claims or other claims of third parties of any kind.

3.9          U.S. Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that the New Gold X2 Shares, SpinCo Shares, Gold X2 Replacement Options, SpinCo Options, Gold X2 Replacement Warrants and SpinCo Warrants issued on completion of the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

ARTICLE 4
CERTIFICATES

4.1          Gold X2 Class A Shares. Recognizing that the Gold X2 Shares shall be renamed and redesignated as Gold X2 Class A Shares pursuant to Section 3.1(b)(i) and that the Gold X2 Class A Shares shall be exchanged partially for New Gold X2 Shares pursuant to Section 3.1(g), Gold X2 shall not issue replacement share certificates representing the Gold X2 Class A Shares.

4.2          SpinCo Share Certificates. As soon as practicable following the Effective Date, SpinCo shall deliver or cause to be delivered to the Depositary certificates or other written records representing the SpinCo Shares required to be issued to registered holders of Gold X2 Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(g) of this Plan of Arrangement, which certificates and/or written records shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 hereof.

4.3          New Gold X2 Share Certificates. As soon as practicable following the Effective Date, Gold X2 shall deliver or cause to be delivered to the Depositary certificates or DRS statements representing the New Gold X2 Shares required to be issued to registered holders of Gold X2 Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(g) of this Plan of Arrangement, which certificates and/or DRS statements shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 hereof.

4.4          Interim Period. Any Gold X2 Shares traded after the Share Distribution Record Date will represent New Gold X2 Shares as of the Effective Date and shall not carry any rights to receive SpinCo Shares.

4.5          Grant Agreements. The grant agreements for the Gold X2 Options and Gold X2 RSUs subject only to such modifications as required to reflect the terms of the Gold X2 Replacement Options and/or Gold X2 RSUs, as applicable, provided for herein shall govern the Gold X2 Replacement Options and/or Gold X2 RSUs, as applicable and SpinCo shall enter into grant agreements for the SpinCo Options issued pursuant to Section 3.1(d) of this Plan of Arrangement.

4.6          Warrant Certificates. The warrant certificates for the Gold X2 Warrants shall be deemed to be amended by Gold X2 to reflect the adjusted terms of the Gold X2 Warrants and SpinCo shall enter into warrant certificates in respect of the SpinCo Warrants issuable pursuant to Section 3.1(e) of this Plan of Arrangement.

ARTICLE 5
RIGHTS OF DISSENT

5.1          Dissent Right. Registered holders of Gold X2 Shares as of the record date of the Gold X2 Meeting may exercise Dissent Rights with respect to their Gold X2 Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such Dissenting Shareholder delivers a written notice of dissent to Gold X2 at least two Business Days before the day of the Gold X2 Meeting or any adjournment or postponement thereof.

5.2          Dealing with Dissenting Shares. Dissenting Shareholders who:

(a)	are ultimately entitled to be paid fair value for their Dissenting Shares by Gold X2 shall be deemed to have transferred their Dissenting Shares to Gold X2 for cancellation as of the Effective Time pursuant to Section 3.1(a); or

(b)	for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Gold X2 Shareholder and shall receive New Gold X2 Shares and SpinCo Shares on the same basis as every other non-dissenting Gold X2 Shareholder;

but in no case shall Gold X2 be required to recognize such persons as holding Gold X2 Shares on or after the Effective Date. In addition to any other restrictions under the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Gold X2 Optionholders, (ii) Gold X2 RSU holders, (iii) Gold X2 Warrantholders, and (iv) any other person who is not a registered Gold X2 Shareholder as of the record date of the Gold X2 Meeting.

5.3          Reservation of SpinCo Shares. If a Gold X2 Shareholder exercises Dissent Rights, Gold X2 shall, on the Effective Date, set aside and not distribute that portion of the SpinCo Shares which is attributable to the Gold X2 Shares for which Dissent Rights have been exercised. If the Dissenting Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Gold X2 shall distribute to such Dissenting Shareholder their pro rata portion of the SpinCo Shares. If a Dissenting Shareholder is ultimately entitled to be paid for their Dissenting Shares, then Gold X2 shall retain the portion of the SpinCo Shares attributable to such Dissenting Shareholder and such shares will be dealt with as determined by the Board of Directors in its discretion.

ARTICLE 6
DELIVERY OF SHARES

6.1          Delivery of Shares.

(a)	Upon surrender to the Depositary for cancellation of a certificate or DRS statement that immediately before the Effective Time represented one or more outstanding Gold X2 Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS statement will be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS statement representing the New Gold X2 Shares and a certificate or DRS statement representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) hereof, each certificate or DRS statement that immediately prior to the Effective Time represented one or more Gold X2 Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS statement representing the New Gold X2 Shares and a certificate or DRS statement representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

6.2          Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding Gold X2 Shares that were exchanged for New Gold X2 Shares and SpinCo Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the New Gold X2 Shares and SpinCo Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of New Gold X2 Shares and SpinCo Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered shall, as a condition precedent to the delivery of such New Gold X2 Shares and SpinCo Shares give a bond satisfactory to Gold X2, SpinCo and the Depositary in such amount as Gold X2, SpinCo and the Depositary may direct, or otherwise indemnify Gold X2, SpinCo and the Depositary in a manner satisfactory to Gold X2, SpinCo and the Depositary, against any claim that may be made against Gold X2, SpinCo or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Gold X2.

6.3          Distributions with Respect to Unsurrendered Certificates or DRS statements. No dividend or other distribution declared or made after the Effective Time with respect to New Gold X2 Shares or SpinCo Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate or DRS statement that, immediately prior to the Effective Time, represented outstanding Gold X2 Shares unless and until the holder of such certificate or DRS statement shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 3.7 hereof, at the time of such compliance, there shall, in addition to the delivery of the New Gold X2 Shares and SpinCo Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Gold X2 Shares and/or SpinCo Shares, as applicable.

6.4          Limitation and Proscription. To the extent that a former Gold X2 Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof, as applicable, on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”), then the New Gold X2 Shares and SpinCo Shares that such former Gold X2 Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the New Gold X2 Shares and SpinCo Shares to which such Gold X2 Shareholder was entitled, shall be delivered to SpinCo (in the case of the SpinCo Shares) or Gold X2 (in the case of the New Gold X2 Shares) by the Depositary and certificates or DRS statements representing such New Gold X2 Shares and SpinCo Shares shall be cancelled by Gold X2 and SpinCo, as applicable, and the interest of the former Gold X2 Shareholder in such New Gold X2 Shares and SpinCo Shares or to which it was entitled shall be terminated as of such Final Proscription Date.

6.5          Paramountcy. From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Gold X2 Shares, Gold X2 Options, Gold X2 RSUs or Gold X2 Warrants issued prior to the Effective Time; and (ii) the rights and obligations of the registered holders of Gold X2 Shares, Gold X2 Options, Gold X2 RSUs, Gold X2 Warrants, SpinCo, the Depositary and any transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 7
AMENDMENTS AND WITHDRAWAL

7.1          Amendments. Gold X2, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Gold X2 Meeting, approved by the Court.

7.2          Amendments Made Prior to or at the Gold X2 Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Gold X2 at any time prior to or at the Gold X2 Meeting with or without any prior notice or communication, and if so proposed and accepted by the Gold X2 Securityholders voting at the Gold X2 Meeting, shall become part of this Plan of Arrangement for all purposes.

7.3          Amendments Made After the Gold X2 Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Gold X2 after the Gold X2 Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Gold X2 Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by Gold X2, provided that it concerns a matter which, in the reasonable opinion of Gold X2, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of New Gold X2 Shares, SpinCo Shares, Gold X2 Replacement Options, SpinCo Options, Gold X2 RSUs, Gold X2 Replacement Warrants or SpinCo Warrants.

7.4       Withdrawal. Notwithstanding any prior approvals by the Court, by Gold X2 Shareholders or by Gold X2 Securityholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolutions at any time prior to the Effective Time, without further approval of the Court, the Gold X2 Shareholders or the Gold X2 Securityholders.

SCHEDULE A

FORM OF ROYALTY AGREEMENT

THIS AGREEMENT is dated with effect as of __________________, 2026 (the “Execution Date”)

BETWEEN:

[●]

(“Payor”)

AND:

[●]

(“Payee”)

WHEREAS:

A.        Payor is the holder of a 100% interest in the mineral claims property located in the Province of Ontario which is more particularly described in Appendix A hereto (the “Property”); and

B.         Payor wishes to grant Payee the Royalty, as defined below, on the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged by each Party) the Parties agree as follows:

1.	DEFINITIONS

The following words and phrases shall have the following meanings, namely:

(a)	“Abandonment Property” has the meaning set out in Section 8(d).

(b)	“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

(c)	“Agreement” means this Royalty Agreement and all attached schedules, as such may be amended, restated, modified or superseded from time to time in accordance with the terms hereof and such schedules shall form part of this Agreement.

(d)	“Annual Forecast Report” means a written report, in relation to a fiscal year, with respect to the Property, including with reasonable detail a forecast, based on the current development or mine plan as applicable, of the quantity of gold, and other Minerals expected to be produced during such fiscal year on a month-by-month basis and over the remaining life of the mine on a year-by-year basis, including:

(i)	the amount and a description of planned operating and capital expenditures;

(ii)	types, tonnes and grade of Minerals to be mined;

(iii)	types, tonnes and grade of Minerals to be stockpiled; and

(iv)	with respect to the processing facilities, the types, tonnes and grade of Minerals to be processed; expected recoveries for gold and other Minerals; and doré weight and gold doré grade.

(e)	“Annual Operating Report” means a written report in relation to a fiscal year with respect to the Property, to be prepared by or on behalf of the Payor, which shall include all of the information pertaining to the construction, commissioning or operations contained in annual reports prepared and provided to the board of directors of any of the Royalty Entities and, to the extent not contained in such reports, will also contain, for such year:

(i)	types, tonnes and grade of Minerals mined;

(ii)	types, tonnes and grade of Minerals stockpiled;

(iii)	with respect to the processing facilities, the types, tonnes and grade of Minerals processed; recoveries for gold, silver and other Minerals; and doré weight and gold and silver grade;

(iv)	the number of ounces of gold and the quantity of other Minerals contained in the material processed during such year, but not delivered to a Third Party Payor by the end of such year;

(v)	the number of ounces of gold and the quantity of other Minerals produced and delivered to and paid for by a Third Party Payor, and the names and addresses of each such Third Party Payor;

(vi)	the credit/payment to the Payee and/or estimated credit/payment to the Payee with respect to gold and other Minerals referred to in subsection (iii) on account of the Royalty;

(vii)	a reconciliation between any estimated credit/payment specified in an Annual Operating Report pursuant to subsection (vi) for a preceding year and the final credit/payment;

(viii)	the amount and a description of operating and capital expenditures;

(ix)	a statement setting out the mineral reserves and mineral resources (by category) prepared in accordance with National Instrument 43-101 (with the assumptions used, including cut-off grade, metal prices and metal recoveries);

(x)	a review of the development or operating activities for the year and a report on any material issues or departures from that contemplated by the development or mine plan, as applicable as of the first day of the fiscal year;

(xi)	variances from projected operating and capital expenditures and any actual or expected adverse impact on development or production or recovery of gold and other Minerals, whether as to quantity or timing, together with the details of the plans to resolve or mitigate such matters;

(xii)	if applicable, the percentage completion compared to the initial development plan of the major elements of construction and the anticipated date of commencement of commercial production, if it has not yet then occurred; and

(xiii)	details of any material health or safety violations and/or material violations of any Applicable Laws (including Environmental Laws).

(f)	“Applicable Law” means any law (including common law and equity), any, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent decree or administrative Order), or Authorization of a Governmental Authority in any case applicable to any specified Person, property, transaction or event, or any such Person’s property or assets.

(g)	“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

(h)	“Business Day” means any day (other than a Saturday or Sunday) on which banks are open for business in Vancouver, British Columbia.

(i)	“Calendar Quarter” means each three-month period ending March 31st, June 30th, September 30th and December 31st of each calendar year.

(j)	“Commingling Plan” has the meaning set out in Section 9(g).

(k)	“Compensation Agreement” has the meaning set out in Section 9(g).

(l)	“Deductions” means any and all refining, treatment and other charges, penalties, insurance, deductions, transportation, settlement, financing, price participation charges and/or other charges, penalties, deductions, set-offs, Taxes and expenses pertaining to and/or in respect of the operation of the Property, the Minerals therefrom and the calculation or determination of the credits/payments on account of the Royalty (or payments in lieu thereof).

(m)	“Effective Date” means a date to be mutually agreed upon between the parties whereby the Payee issues common shares of Payee, in an amount to be determined on the Effective Date, in the name of Payor as consideration for the Royalty.

(n)	“Environmental Laws” means any Applicable Law relating to the Environment, occupational health or safety, industrial hygiene, product liability or any past, present or future activity, event or circumstance in respect of any Hazardous Materials (including the use, handling, transportation, production, disposal, discharge or storage thereof or the terms of any Authorization issued in connection therewith) or the environmental conditions on, under or about any real property (including soil, groundwater and indoor, underground and ambient air conditions).

(o)	“Gold Royalty” has the meaning set out in Section 2(b).

(p)	“Governmental Authority” means:

(i)	any domestic government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(ii)	any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(iii)	any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(iv)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association such as the Toronto Stock Exchange or the TSX Venture Exchange.

(q)	“Hazardous Materials” means any pollutant or contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

(r)	“Hedging Activities” has the meaning set out in Section 2(f).

(s)	“In-Kind Deduction Payment” has the meaning set out in Section 4(c).

(t)	“late charge” has the meaning set out in Section 2(c).

(u)	“Losses” means any and all damages, claims, losses, lost profits, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees).

(v)	“Material Adverse Effect” means any change, event, occurrence, condition, circumstance, effect, fact or development that has, or could reasonably be expected to have, a material and adverse effect on: (i) the Property (including the ability of the Royalty Entities to construct, develop or operate the Property substantially in accordance with the development or mine plan, as applicable, for the Property in effect at the time of the occurrence of the Material Adverse Effect); (ii) the ability of the Payor to perform its obligations under this Agreement; or (iii) the legality, validity, binding effect or enforceability of this Agreement or the rights and remedies of the Payee under this Agreement.

(w)	“Minerals” means any and all metals (including precious and base metals), minerals and mineral rights which are mined, excavated, extracted, recovered in soluble solution or otherwise recovered or produced from the Property.

(x)	“Monthly Average COMEX Price” means, for any given calendar month, the monthly average of the daily COMEX settlement price for a given commodity (other than gold) as quoted in United States dollars by COMEX (a division of CME Group, Inc.) (or any successor thereto) for such month, calculated by dividing the sum of all such quotations during such month by the number of such quotations (for greater certainty, if COMEX does not publish price quotations for such commodity, Section 5 shall apply).

(y)	“Monthly Average Gold Price” means, for any given calendar month, the monthly average of the daily afternoon (PM) per ounce London Bullion Market Association gold Price in U.S. dollars quoted by the London Bullion Market Association (currently in partnership with ICE Benchmark Administration) or any successor thereto, for gold for such month, calculated by dividing the sum of all such quotations during such month by the number of such quotations.

(z)	“Monthly Production” means the gross number of contained ounces of gold and the contained quantity of other Minerals in any shipment delivered to and paid for by a Third Party Payor during any given calendar month, provided that if delivery and payment are not made in the same calendar month, the gold and/or other Minerals shall be deemed to be part of Monthly Production in the calendar month in which the later of delivery and payment occurs.

(aa)	“National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects (or any successor instrument, rule or policy).

(bb)	“Net Smelter Returns” has the meaning set out in Section 3(a).

(cc)	“Other Rights” means all licenses, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions or franchises held by the Royalty Entities or required to be obtained from any Person (other than a Governmental Authority), for the construction, development and operation of the Property, as such construction, development and operation is contemplated by the current or then applicable development or mine plan, as the case may be.

(dd)	“Parties” means the parties to this Agreement and “Party” means any one of the Parties.

(ee)	“Permissible Deductions” has the meaning set out in Section 3(b).

(ff)	“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

(gg)	“Property” means all right, title and interest of any of the Royalty Entities to:

(i)	licenses, patented claims, fee title and unpatented mining and mill site claims and all accessions and successions thereto, whether created privately or through government action, mineral rights and surface rights, whether owned or leased, as more particularly described and depicted in Appendix A or within an area of interest comprising the areas encompassed by lines extending two (2) kilometers from the present boundaries of each of the mineral licenses or parented claims if at any time staked, owned or held by the Royalty Entities, including any renewals, extensions or replacements of the same issued from time to time in whole or in part, and any other property or mineral tenure that may arise from time to time in connection therewith, including for the sake of certainty any mineral lease or mineral grant;

(ii)	all Minerals, Authorizations and Other Rights, all other property, tailings, buildings, structures, facilities and fixtures used, affixed or situated thereon, and other rights or assets in each case relating to the interests referred to in subsection (i) above; and

(iii)	any of the foregoing subsequently acquired.

(hh)	“Quarterly Operational Report” means a written report in relation to a Calendar Quarter with respect to the Property, to be prepared by or on behalf of the Payor for each quarter, which shall include all of the information contained in the quarterly operating reports prepared and provided to the board of directors of any of the Royalty Entities and, to the extent not contained in such reports, will also contain, for such quarter:

(i)	types, tonnes and grade of Minerals mined;

(ii)	types, tonnes and grade of Minerals stockpiled;

(iii)	with respect to the processing facilities, the types, tonnes and grade of processed Minerals; recoveries for gold, silver and other Minerals; and doré weight and gold grade;

(iv)	the number of ounces of Gold and the quantity of other Minerals contained in the material processed during such quarter, but not delivered to a Third Party Payor by the end of such quarter;

(v)	the number of ounces of Gold and the quantity of other Minerals produced and delivered to a Third Party Payor, and the names and addresses of each such Third Party Payor;

(vi)	the credit/payment to the Payee and/or estimated credit/payment to the Payee with respect to Gold and other Minerals referred to in subsection (iii) on account of the Royalty;

(vii)	a reconciliation between any estimated credit/payment specified in a Quarterly Operational Report pursuant to subsection (vi) for a preceding quarter and the final credit/payment;

(viii)	the amount and a description of operating and capital expenditures;

(ix)	an exploration update for the previous Calendar Quarter, including (A) the exploration focus (including details of any exploration targets), (B) the number of meters drilled and the applicable drill results, and (C) the exploration expenditures;

(x)	a comparison of the annual forecast production to the annual budgeted production; and

(xi)	any material changes from the most recent Annual Forecast Report provided to the Payee.

(ii)	“Records” means all of the Royalty Entities’ present and future books, records and data of every kind or nature, including books of account, purchase and sale agreements, invoices, ledger cards, bills of lading and other shipping evidence, statements, correspondence, memoranda, credit files, electronically stored data and other data, together with the tapes, disks, diskettes, drives and other data and software storage media and devices, file cabinets or containers in or on which the foregoing are stored (including any rights of a Royalty Entity with respect to the foregoing maintained with or by any other Person).

(jj)	“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined by an accredited refiner that is on the LBMA’s Good Delivery List to a minimum 995 parts per 1,000 fine gold and that otherwise meets the LBMA’s Good Delivery Rules.

(kk)	“Royalty Entities” means the Payor and any of its Affiliates from time to time.

(ll)	“Royalty” has the meaning set out in Section 2(a).

(mm)	“SEDAR+” means the System for Electronic Document Analysis and Retrieval +.

(nn)	“Taxes” means all taxes, levies, duties, premiums, assessments, imposts and other similar charges in the nature of a tax imposed by any Governmental Authority including corporation income taxes, capital taxes, realty taxes (including utility charges which are collectible like realty taxes), net proceeds of mines tax, mining taxes, privilege taxes, excise taxes, business taxes, property transfer taxes, income taxes, profit-sharing obligations, surtaxes, withholding taxes, sales taxes, use taxes, transfer taxes, turnover taxes, VAT or value added taxes, patent conservations and recording fees, indirect taxes, customs duties, import and export taxes, payroll taxes, health taxes, social services taxes, stamp taxes, currency exportation/remittance taxes, royalties, employment/unemployment insurance premiums, health insurance premiums, government pension plan contributions, claim fees, countervail and anti-dumping fees, deductions and compulsory loans, in any case imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Authority of any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon.

(oo)	“Third Party Payor” means the smelter, refiner, processor, purchaser or other recipient of Monthly Production, provided such entity is not a Royalty Entity.

(pp)	“Transfer”, when used as a verb, means to sell, grant, assign, encumber, hypothecate, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin out transactions. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin out transactions.

(qq)	“Utility Commitments” means any water service commitments and agreements, transmission or electrical service commitments and agreements and other utility commitments and agreements including the infrastructure, rights of way and easements necessary to provide the aforementioned utility services.

(rr)	“Waste Materials” has the meaning set out in Section 9(h).

2.	ROYALTY

(a)	Grant of Royalty. Effective as of the Effective Date, the Payor hereby creates, grants and conveys to the Payee, and agrees to pay to the Payee, a perpetual royalty (the “Royalty”) in the amount of 1.0% of Net Smelter Returns, payable on a monthly basis, from Minerals produced from the Property, determined in accordance with the provisions set forth in this Agreement.

(b)	Time and Manner of Payment. The Payee shall receive payments of the Royalty to the extent relating to gold (the “Gold Royalty”) as an in-kind credit in the form of Refined Gold, as the case may be, by way of credit in metal or physical allocation to the metal account specified by the Payee for such purpose, within the time periods set forth in and otherwise in accordance with Section 5, unless the Payee, at its option, elects to receive all or a portion of the Gold Royalty as a cash payment. If the Payee wishes to receive all or a portion of the Gold Royalty as a cash payment for a particular month, the Payee shall give written notice thereof to the Payor at least 30 days prior to the commencement of such month, and, in such case, the Payor shall pay the Gold Royalty, or the applicable portion thereof, in cash within 10 days of the last day of such month. The Royalty, other than the Gold Royalty, shall be paid in cash by the Payor within 10 days of the last day of each calendar month. The cash payments shall be made by wire transfer to an account to be designated by the Payee and notified to the Payor at least three Business Days prior to the payment date. For greater certainty, the Payee shall not be responsible for, and all Royalty payments shall be made free of, any Deductions, all of which shall be for the account of the Payor, except as specifically provided for in Sections 3, 4 and 5.

(c)	Late Charge. If the credit/payment of the Royalty in respect of Monthly Production in a particular month is not made within 30 days after the last day of such month, the Payee may give the Payor written notice of such default. Unless the Payee shall have received such credit/payment within five days of receipt of such notice an additional cash sum equal to 12.0 % of the amount of the delinquent payment (the “late charge”) shall be payable to the Payee, plus interest on the delinquent credit/payment and the late charge at the rate of 12.0% per annum, which shall accrue from the day the delinquent credit/payment was due to the date of credit/payment of the Royalty, late charge and accrued interest in full.

(d)	Royalty Statements. Each credit/payment of the Royalty shall be accompanied by a detailed statement explaining the manner in which the credit/payment was calculated and shall also include the following information:

(i)	settlement ounces (or other quantities in the case of Minerals other than gold) of all Monthly Production;

(ii)	the prices used for the calculation of the Royalty;

(iii)	any Permissible Deductions applied to the Royalty;

(iv)	any other pertinent information in sufficient detail to explain the calculation of the credit/payment; and

(v)	such other information as the Payee may reasonably request.

Such statement shall be accompanied by copies of the relevant settlement sheets from the Third Party Payor and invoices for all Permissible Deductions applied to the Royalty. Such statement shall be deemed conclusively correct if the Payee has not objected to it in writing within 12 months after receipt thereof.

(e)	Insurance Proceeds. Notwithstanding any other provisions of this Agreement, if the Royalty Entities receive insurance proceeds for any Minerals that are lost or damaged, the Payor shall pay to the Payee, in lieu of the credit/payment of the Royalty in respect of such Minerals that were lost or damaged, an amount equal to 1.0% of the gross insurance proceeds which are received by the Royalty Entities for such Minerals. The Payor shall pay such amount in cash within 10 days of any Royalty Entity receiving such insurance proceeds in cash by wire transfer to an account to be designated by the Payee and notified to the Payor in writing at least three Business Days prior to the payment date. The amount of gross proceeds received by the Royalty Entities on account of the lost or damaged Minerals shall be conclusively determined by the insurance settlement documents.

(f)	Hedging Activities. All profits and losses resulting from the Royalty Entities entering into any “Hedging Activities” (including, but not limited to: seaming agreements, royalty sales, forward sales) are specifically excluded from calculations of the Royalty pursuant to this Agreement. All Hedging Activities entered into by the Royalty Entities and all profits or losses associated therewith, if any, shall be solely for the account of the Royalty Entities.

(g)	Registration Against Title. The Payor shall, upon request of the Payee, sign and deliver to the Payee, and the Payee may register or otherwise record against titles to the Property, such form of notice or other document as the Payee may reasonably request to evidence the Royalty as an interest in land or to give notice of the existence of the Royalty to third parties.

3.	CALCULATION OF NET SMELTER RETURNS

(a)	Net Smelter Returns. “Net Smelter Returns” for any given calendar month means the amount determined by the following formula:

(A x B) + E – F
Where
“A” is the Monthly Production of gold;
“B” is the Monthly Average Gold Price;
“E” is the value of the Monthly Production of all other Minerals based on the applicable Monthly Average COMEX Price; and
“F” is Permissible Deductions.

(b)	Permissible Deductions. For the purposes of calculating Net Smelter Returns, “Permissible Deductions” shall mean the following Deductions (without duplication), but only if and to the extent actually incurred and paid by the Royalty Entities in respect of the Monthly Production:

(i)	in the case of gold shipped from the Property in the form of doré:

(A)	charges levied by a sales agent of doré;

(B)	charges and costs, if any, for transportation and insurance of doré from the Royalty Entities’ final mill or other final processing plant to places where such doré is refined (including loading, freight, insurance, security, surveyor fees, handling fees, port fees, demurrage, and forwarding expenses incurred by reason of or in the course of transportation); and

(C)	charges imposed by the refiner for refining doré into Refined Gold;

and, for greater certainty, no Deductions of the type referred to in (A), (B) or (C) in this subsection (i) or in subsection 3(b)(ii) below shall be applicable in the case of gold which are shipped from the Property other than in the form of doré;

(ii)	in the case of cash payments pursuant to Section 2(b), charges levied by a sales agent, or actual selling, marketing and brokerage costs of Refined Gold, or other Minerals, as applicable, provided that if Minerals are processed on or off the Property in facilities owned or controlled, in whole or in part, by a Royalty Entity, Permissible Deductions will not include any Deductions that are in excess of those that would have been incurred and have been deductible under this Agreement had such processing been carried out at facilities not owned or controlled by a Royalty Entity then offering comparable services for comparable products on prevailing terms.

(c)	Toll Milling. For greater certainty, if the Royalty Entities ship Minerals other than gold for processing or beneficiation at a facility not owned or controlled by a Royalty Entity prior to final treatment as contemplated in Section 3(b)(ii), no deductions for toll milling, other processing or transportation of the Minerals to the toll milling or other facility will apply.

(d)	Provisional Settlement. Where the Royalty Entities receive any payment for Monthly Production from a Third Party Payor on a provisional basis, the amount of the Royalty payable shall be based on the gross number of ounces of gold or quantity of other Minerals credited by such provisional settlement, but shall be adjusted as between the Payor and the Payee to account for the quantity of gold or other Minerals established by final settlement with the Third Party Payor.

4.	IN-KIND CREDIT OF GOLD ROYALTY

(a)	In-Kind Credits. In-kind credits of the Gold Royalty shall be made in accordance with this Section 4.

(b)	Manner of Credit. In the case of gold shipped by the Royalty Entities in the form of doré, the Payor shall credit the Payee’s account with 1.0% of the Refined Gold derived from Minerals and credited to the Royalty Entities by the refiner as soon as practicable and in any event no later than two Business Days after Refined Gold is credited to the Royalty Entities, unless the Payee has elected to be paid in cash pursuant to Section 2(b) hereof. In the case of gold shipped by the Royalty Entities other than in the form of doré, such credit shall be determined as 1.0% of the applicable Monthly Production of gold shipped by the Royalty Entities other than in the form of doré and credited to the Payee’s account no later than 10 days after the last day of each calendar month. In all cases, such credits shall be made in accordance with written instructions given to the Payor by the Payee as provided in Section 2(b). Once the Payor has received instructions from the Payee, such instructions shall remain in effect until it has received different instructions from the Payee. The Payee’s metal account for the purposes of this Section 4(b) shall be in Canada; provided that if the Payee specifies delivery to a jurisdiction outside of Canada, the Payee shall bear any incremental costs resulting therefrom over the costs that would have applied in Canada.

(c)	Payment for Permissible Deductions. The Parties acknowledge and agree that if the Payee receives the Royalty as an in-kind credit in the form of Refined Gold pursuant to this Section 4, the Royalty will not reflect the Permissible Deductions deductible in calculating Net Smelter Returns under this Agreement and, therefore, subject to receipt by the Payee of in-kind credits pursuant to Section 4(b), the Payee shall remit a cash payment (the “In-Kind Deduction Payment”) of an amount equal to its proportionate share of Permissible Deductions in respect of such credits to the Payor. The In-Kind Deduction Payment shall be made within 10 days of receipt of invoices for such Permissible Deductions by wire transfer to an account to be designated by the Payor, and notified to the Payee in writing at least three Business Days prior to the payment date. If an In-Kind Deduction Payment in respect of Permissible Deductions for a particular month is not made within 10 days of receipt of invoices for such Permissible Deductions, the Payor shall be permitted to set-off the amount of such In-Kind Deduction Payment against any future credits/payments of the Royalty to the Payee, plus interest on such amount at the rate of 12% per annum, which shall accrue from the day such delinquent In-Kind Deduction Payment was due to the date of set-off.

(d)	Monthly Pricing Not to Apply. Notwithstanding the use of the Monthly Average Gold Price in the calculation of Net Smelter Returns, the Parties agree that receipt of in-kind credits by the Payee in compliance with this Section 4 shall constitute payment of the Royalty, notwithstanding any difference between the spot prices for gold and silver on the date of credit and the Monthly Average Gold Price, applicable to the gold credited.

(e)	Arrangements with Third Party Payor. The Payor shall ensure that all contractual or other arrangements entered into by Royalty Entities with the Third Party Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 3, 4 and 5 and shall procure the written undertaking of the Third Party Payor contractually binding the Third Party Payor to performance in accordance with Sections 3, 4 and 5 in form and substance enforceable by the Payee. The Payor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Third Party Payor shall relieve the Payor of that obligation. The Payor agrees to indemnify and save the Payee harmless from and against any and all Losses suffered or incurred by the Payee as a result of, in respect of or as a consequence of the Third Party Payor’s failure to deliver in-kind credits within the time periods provided by this Agreement or the breach or non-performance by the Third Party Payor under any contractual or other arrangements entered into by Royalty Entities with the Third Party Payor pursuant to or for the purposes of complying with Sections 3, 4 and 5.

5.	REPLACEMENT PRICING

If any of the price quotations used in the determination of the Monthly Average Gold Price, or the Monthly Average COMEX Price cease to exist, cease to be published or should no longer be internationally recognized as the basis for the settlement of bullion contracts (in the case of gold) or as the basis for the settlement of any other applicable commodity, then, upon the request of either of them, the Payor and the Payee shall promptly meet to select a comparable commodity quotation for purposes of this Agreement. The basic objective of such selection shall be to secure the continuity of fair market pricing of Refined Gold or such other commodity. If such selection has not been made prior to the end of the calendar month in which the price quotations became unavailable, the Monthly Average Gold Price and/or the Monthly Average COMEX Price, as applicable, for the last complete month for which the price quotations were available shall be used on an interim basis pending such selection.

6.	REPORTING OBLIGATIONS

(a)	Reports. The Payor shall deliver or cause to be delivered to the Payee:

(i)	within 60 days after the end of each Calendar Quarter, a Quarterly Operational Report in respect of the Property;

(ii)	within 120 days after the end of each fiscal year, an Annual Operating Report; and

(iii)	at least 45 days before the beginning of each fiscal year, an Annual Forecast Report.

(b)	Geological Reports. Except if the Payor is a reporting issuer and such materials are filed on SEDAR+ promptly after they become available, the Payor shall promptly deliver to the Payee a copy of any technical reports prepared in accordance with National Instrument 43-101 or updated mineral reserve and mineral resource estimates produced that pertain to the Property.

(c)	Development Mine Plans. The Payor shall promptly deliver to the Payee a copy of the current development plan or mine plan, as applicable, for the Property and a new copy thereof promptly upon any material amendment thereto.

(d)	Other Notices. The Payor shall deliver to the Payee:

(i)	promptly after the Payor has knowledge or becomes aware thereof, written notice of all actions, suits and proceedings before any Governmental Authority or arbitrator, pending or threatened, against or directly affecting the Property, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings with respect to the ownership, use, maintenance and operation of the Property, including those relating to Environmental Laws;

(ii)	promptly after the Payor has knowledge or becomes aware thereof, written notice of any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect; and

(iii)	such other statements, lists of property and accounts, budgets, forecasts, projections, reports, or other information respecting the Property as the Payee may from time to time reasonably request.

Each notice pursuant to subsections (i) and (ii) above shall be accompanied by a written statement by an authorized senior officer of the Payor setting forth all material information relating to the occurrence referred to therein, including any action which the Royalty Entities have taken or propose to take with respect thereto.

7.	BOOKS AND RECORDS; AUDITS; INSPECTIONS

(a)	Books and Records. The Payor shall ensure that the Royalty Entities each keep true, complete and accurate books and records of all material operations and activities with respect to the Property, including the mining, treatment, processing, refining, transportation and sale of Minerals and in which complete entries will be made, in accordance with IFRS applied on a consistent basis, reflecting all material financial transactions of each of the Royalty Entities relating to the Property.

(b)	Audits. If the Payee objects to a Quarterly Operational Report or Annual Operating Report delivered hereunder, the Payee shall, for a period of 90 days after the Payor’s receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have the Royalty credit/payment in question audited by a firm of chartered professional accountants acceptable to the Payee and to the Payor (and if they cannot agree on a firm, by a firm of chartered professional accountants selected by the auditors of the Payee). If such audit determines that there has been a deficiency or an excess in the credit/payment made to the Payee such deficiency or excess shall be resolved by adjusting the next monthly credit/payment of the Royalty. The Payee shall pay all costs of such audit unless a deficiency of 5% or more of the credit/amount due for the quarter under audit is determined to exist. The Payor shall pay the costs of such audit if a deficiency of 5% or more of the payment/credit due for the quarter under audit is determined to exist. Failure on the part of the Payee to make claim on the Payor for adjustment in such 90-day period shall establish the correctness of the Quarterly Operational Report or Annual Operating Report and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

(c)	Inspections. At reasonable times and with the prior consent of the Payor (not to be unreasonably withheld or delayed), the Payee and its authorized representatives shall have a right of access to all surface and subsurface portions of the Property, to any mill, smelter, concentrator or other processing facility owned or operated by any Royalty Entity that is used to process Minerals and to any related operations of the Royalty Entities for the purpose of enabling the Payee to monitor compliance by the Royalty Entities with the terms of this Agreement and/or to comply with the obligations of the Payee or any of its Affiliates under National Instrument 43-101 (or any other applicable Canadian and/or U.S. securities laws and/or stock exchange rules and policies governing the disclosure obligations of the Payee or any of its Affiliates), as determined by the Payee acting reasonably. The Payee and its authorized representatives shall have the further right to: (i) inspect and take copies of all records and data, whether maintained physically or electronically, pertaining to the Property, mill, smelter, concentrator, other processing facilities and related operations; (ii) take samples from the Property or any stockpile of Minerals, any mill, smelter, concentrator or other processing facility and any Third Party Payor for purposes of assay verification; and (iii) weigh, or to cause the Royalty Entities to weigh, all trucks transporting Minerals from the Property to any mill, smelter, concentrator or other processing facility that is used to process Minerals prior to dumping of such ore and immediately following such dumping.

(d)	Investor Tours. Upon not less than 10 Business Days’ notice to the Payor, and up to two times in any fiscal year, the Payee shall have the right to conduct an investors tour on the Property and any facilities associated therewith.

(e)	Technical Reports. If any Royalty Entity prepares a technical report under National Instrument 43-101 (or similar report) in respect of the Property, upon the request of the Payee, the Payor shall use commercially reasonable efforts to cause the author(s) of such report to provide, at the sole cost and expense of the Payee, (i) a copy of such report to be addressed to the Payee or any of its Affiliates, (ii) the relevant certificates and consents of the author(s) required in connection with the filing of and reference to such report to be provided to the Payee or any of its Affiliates, and (iii) such other consents in connection with the use of or reliance upon such report by the Payee or any of its Affiliates from time to time in its public disclosure as may be required by the Payee. Notwithstanding the foregoing, if the Payee or any of its Affiliates is required by Applicable Law to prepare a technical report under National Instrument 43-101 (or similar report) in respect of the Property and chooses to prepare its own technical report (or similar report), the Payor shall cooperate with and allow the Payee and its authorized representatives to access technical information pertaining to the Property and complete site visits at the Property so as to enable the Payee or its Affiliates, as the case may be, to prepare the technical report (or similar report) in accordance with National Instrument 43-101 (or any other applicable Canadian and/or U.S. securities laws and/or stock exchange rules and policies governing the disclosure obligations of the Payee or any of its Affiliates) at the sole cost and expense of the Payee.

(f)	Additional Requirements. Access to the Property and associated facilities pursuant to Sections 7(c), (d) and (e) shall be subject to the following: (i) any such access shall be at the sole risk and expense of the Payee, its representatives and its invitees; (ii) any such access shall not unreasonably interfere with the Royalty Entities’ activities and operations; (iii) the Payee shall comply, and request that its representatives and invitees comply, with the policies and procedures that the Royalty Entities apply to their own representatives and invitees; (iv) the Payee shall give the relevant Royalty Entities prompt notice of any injuries, property damage or environmental harm that may occur during such tour; and (v) the Payee shall indemnify the Royalty Entities from any Losses (excluding loss of profit and consequential or punitive damages) suffered or incurred by any Royalty Entity as a consequence of injury to the Payee, its representatives or its invitees incurred during such access, provided that the foregoing shall not apply to any Losses to the extent they arise primarily from the gross negligence or willful misconduct of any Royalty Entity.

8.	MAINTENANCE OF EXISTENCE AND PROPERTY

(a)	Maintenance of Existence. The Payor shall at all times do or cause to be done all things necessary to maintain its corporate or other entity existence and to obtain and, once obtained, maintain all Authorizations necessary to carry on its business and own its assets in each jurisdiction in which it carries on business or in which its assets are located.

(b)	Maintenance of the Property. The Payor shall at all times do or cause to be done all things necessary to maintain the Property in good standing, including paying or causing to be paid all Taxes owing in respect thereof, performing or causing to be performed all required assessment work thereon, paying or causing to be paid all claim, permit and license maintenances fees in respect thereof, paying or causing to be paid all rents and other payments in respect of leased properties forming a part thereof and otherwise maintaining the Property in accordance with Applicable Laws.

(c)	No Interest Letter. Upon any Royalty Entity entering into any debt financing arrangements, the applicable Royalty Entities shall request that the lender(s) deliver to the Payee, a letter addressed to the Payee which acknowledges the intention and agreement between the Parties that the Royalty constitutes an interest in and covenant running with the land and not merely contractual in nature.

(d)	Abandonment. The Payor shall not abandon any licenses, patented or unpatented claims comprising part of the Property or any other interest in the Property unless it first complies with this Section 8(d) (provided that in the case of leased properties, the Payor shall only be required to comply with this Section 8(d) to the extent permitted under the applicable lease or sublease). If the Payor wishes to abandon any of the licenses, patented or unpatented claims comprising part of the Property or any other interest in the Property (“Abandonment Property”), the Payor shall first give notice of such intention to the Payee at least 90 days in advance of the proposed date of abandonment. If, not less than 10 days before the proposed date of abandonment, the Payor receives from the Payee written notice that the Payee wishes to acquire the Abandonment Property, the Payor shall, without additional consideration, convey the Abandonment Property in good standing for nominal consideration to the Payee or an assignee thereof, and shall thereafter have no further obligation to maintain title to the Abandonment Property. If the Payee does not give such notice to the Payor within the prescribed period of time, the Payor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain title to the Abandonment Property; provided, however, that if any Royalty Entity reacquires a direct or indirect interest in any of the Abandonment Property at any time following such abandonment, the production of Minerals from such property shall be subject to the Royalty and this Agreement. The Payor shall give prompt written notice to the Payee of any such reacquisition.

(e)	Title Opinions. If any Royalty Entity prepares, or causes to be prepared, any title opinion or report in respect of all or any portion of the Property, the Payor shall promptly deliver a copy of such opinion or report to the Payee, upon written request of the Payee.

(f)	Right of Payee to Cure Defects. The Payee may undertake such investigation of the title and status of the Property as it shall deem necessary. If that investigation should reveal defects in the title, the Payor shall forthwith proceed to cure such title defects to the satisfaction of the Payee. If the Payor fails to do so: (i) the Payee may proceed to cure such title defects; (ii) any costs and expenses incurred (including legal fees and costs) by the Payee shall be promptly reimbursed by the Payor; and (iii) the Payee may lien the Property for such amounts until the Payor reimburses the Payee in full.

9.	MANAGEMENT OF MINING OPERATIONS

(a)	Operational Decisions. Subject to the provisions of this Section 9, all decisions concerning methods, the extent, times, procedures and techniques of any exploration, construction, development and mining operations related to the Property shall be made by the Payor in its sole and absolute discretion.

(b)	Performance of Mining Operations. The Payor shall ensure that all exploration, construction, development and mining operations and other activities in respect of the Property will be performed in a commercially reasonable manner in compliance with Applicable Laws, Authorizations and Other Rights, and in accordance with good mining, processing, engineering and environmental practices prevailing in the industry and on the same basis as if the Payor retained full economic interest in the Minerals. The Payor shall use all commercially reasonable and lawful efforts to obtain and, once obtained, maintain all Authorizations necessary to commence and continue development and mining operations on the Property. The Payor shall use all commercially reasonable efforts to ensure that all Minerals from the Property will be processed in a prompt and timely manner.

(c)	Maintenance of Mining Rights. The Payor shall use all commercially reasonable and lawful efforts to maintain and apply for and obtain any and all available renewals and extensions of the Property, Authorizations, Other Rights and any and all other necessary rights in respect of the Property and, other than as expressly permitted by this Agreement, not abandon any of the Property (including Utility Commitments) or allow or permit any of the Property, Authorizations, Other Rights or such other necessary rights referred to above to terminate or lapse.

(d)	Compliance with Applicable Laws. The Payor shall comply, and shall cause all operations and activities conducted at, on or in respect of the Property to comply, with all Applicable Laws, all Authorizations and the terms and conditions of Other Rights.

(e)	Reclamation Obligations. The Payor shall timely and fully perform, pay and observe, or cause to be performed, observed and paid, any and all liabilities and obligations required by any Applicable Laws, Authorizations or the terms and conditions of Other Rights or by any Governmental Authority for the reclamation, restoration or closure of any facility or land used in connection with the Royalty Entities’ operations or activities at, on or in respect of the Property or required under this Agreement. The Payor shall not undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes or results in a violation of Environmental Laws. If any Royalty Entity (i) fails to comply with Environmental Laws or (ii) undertakes any activity giving rise to liability under Environmental Laws (except as permitted or authorized by any Authorization or by Applicable Law), the Payor shall promptly remedy and correct such failure to comply, satisfy such liability and otherwise take all necessary or desirable action to cure (whether through remediation, payment of penalties or otherwise) such non-compliance or liability and satisfy all obligations in connection therewith.

(f)	Stockpiling off Property. The Royalty Entities may temporarily stockpile, store or place Minerals off the Property provided that the Payor shall at all times do or cause to be done all things necessary to ensure that:

(i)	such Minerals are appropriately identified as to ownership and origin;

(ii)	such Minerals are secured from loss, theft, tampering and contamination;

(iii)	prior to stockpiling, storing or placing such Minerals off the Property, the applicable Royalty Entities shall have entered into and recorded in the applicable jurisdiction a written agreement in recordable form with the property owner where such stockpiling, storage or placement is to occur providing, among other things, that: (A) the Payee’s rights in and to such Minerals pursuant to the Royalty and this Agreement, insofar as they are applicable, shall continue in full force and effect notwithstanding their removal from the Property; (B) the Payee’s rights in and to such Minerals shall be the same as if the Minerals had never been removed from the Property; (C) the Payee’s rights in and to such Minerals shall have precedence over the rights to the Minerals of said property owner, as well as the creditors of said property owner; (D) the agreement shall be irrevocable as long as the Minerals, or any part thereof, remain on said property; (E) the Payee shall have substantially similar access rights to said property as provided for in respect of the Property under this Agreement; and (F) the Payee’s rights in and to the Minerals pursuant to the Royalty and this Agreement shall otherwise be preserved.

(g)	Comingling. The Payor shall ensure that the Royalty Entities do not process other minerals through their processing plants, or commingle such other minerals with, Minerals mined, produced, extracted or otherwise recovered from the Property, unless (i) the applicable Royalty Entity has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of other minerals and Minerals for the purpose of determining the quantum of Minerals; (ii) the Payee shall not be disadvantaged as a result of the processing of other minerals in priority to, or concurrently with, Minerals, or the parties, acting reasonably, shall have entered into an agreement to compensate the Payee for any such disadvantage providing for a commensurate royalty or stream interest in such other minerals or another form of compensation (a “Compensation Agreement”); (iii) the Payee has approved the Commingling Plan and the Compensation Agreement, such approval not to be unreasonably withheld; and (iv) the Royalty Entities keep all books, records, data, information and samples required by the Commingling Plan. The Payor agrees to revisit the Commingling Plan and the Compensation Agreement if the Payee determines that circumstances have changed, in order to ensure that the Commingling Plan continues to provide for the accurate measurement of Minerals and the Compensation Agreement reasonably compensates the Payee for any disadvantage.

(h)	Waste Material. All tailings, residues, waste rock, spoiled leach materials, and other waste materials (collectively, “Waste Materials”) resulting from the Royalty Entities’ operations and activities at and on the Property shall be the sole property of the Royalty Entities, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Minerals. Notwithstanding the foregoing, the Royalty Entities shall have the right to dispose of waste materials from the Property on or off of the Property and to commingle the same with waste materials from other properties (provided in any case that any sale of waste materials shall be subject to the Royalty). In the event waste materials from the Property are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined using the best engineering and technical practices then available.

(i)	Bulk Sampling and Testing. The Payor may remove reasonable quantities of Minerals and rock from the Property for the purpose of bulk sampling and testing, and there shall be no Royalty payable to the Payee with respect thereto unless revenues are derived therefrom.

(j)	Public Reporting. If the Payee at any time is required by applicable law to publicly disclose information pertaining to the Royalty or the Property or this Agreement and the exploration, development and production activities on the Property, then the Payor will provide to Payee, at Payee’s sole expense, such reasonable assistance and cooperation as Payee may require to meet the requirements of National Instrument 43-101 or similar reporting standards in any applicable jurisdictions, or the requirements imposed by stock exchanges on issuers, all as determined in writing by Payee including, without limitation, provision of technical reports by qualified persons, only to the extent previously prepared by Payor and available, certificates and consents and access to data, documents and the Property.

10.	INSURANCE MATTERS

(a)	Maintenance of Insurance. The Payor shall ensure that insurance is maintained with reputable insurance companies with respect to the Property and the operations conducted at, on and in respect thereof against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations in Canada. Without limiting the foregoing, such insurance shall include workers compensation insurance in amounts required by Applicable Laws, and commercial general liability insurance in such amounts as will, in the Payee’s reasonable judgment, adequately protect the Royalty Entities, the Payee, the Royalty, and the Property from any Losses which may reasonably be expected to arise with respect to this Agreement or the Property and that can be covered by commercial general liability insurance.

(b)	Shipment of Minerals. The Payor shall ensure that each shipment of Minerals is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such Minerals is transferred to the Third Party Payor.

(c)	Loss Payee. The Payor shall cause the Payee to be named a loss payee (as its interests may appear) on all insurance policies of the Royalty Entities covering loss of or damage to the Minerals.

(d)	Notice of Loss or Damage. The Payor shall promptly provide the Payee with written notice of any material loss or damage suffered to the Property or any Minerals and whether any Royalty Entity plans to make any insurance claim.

11.	GENERAL

(a)	Obligations of Royalty Entities. The Payor agrees to take all action necessary to cause each and every other Royalty Entity to observe, comply with and perform its covenants and obligations in this Agreement. To the extent that any covenants or obligations in this Agreement are stated to be covenants or obligations of the Royalty Entities or any of them, and a Royalty Entity is not a party to this Agreement (including any Person that becomes a Royalty Entity after the date of this Agreement), the Payor shall take all action necessary to cause such Royalty Entity to observe, comply with and perform such covenants or obligations, including causing such Royalty Entity to agree in writing in favour of the Payee to be bound by this Agreement.

(b)	Confidentiality. The Payee shall not, without the express written consent of the Payor, which consent shall not be unreasonably withheld, disclose any data or information concerning the operations of the Royalty Entities obtained in connection with this Agreement which is not already in the public domain (the “Confidential Information”); provided, however, the Payee may disclose Confidential Information without the consent of the Payor: (i) if required by Applicable Law or requested by a Governmental Authority having jurisdiction over the Payee or its Affiliates; (ii) to the Payee’s Affiliates and to any representatives, consultants or advisers of the Payee or its Affiliates for the purpose of providing services to the Payee or its Affiliates; and (iii) to any Person to whom the Payee, in good faith, anticipates Transferring an interest in this Agreement and such Person’s Affiliates and the representatives, consultants and advisers of such Person or its Affiliates. In the case of disclosure pursuant to subsection (ii) or (iii), the Payee shall be responsible to ensure that the recipient of the Confidential Information does not disclose the Confidential Information to the same extent as if it were bound by the same non-disclosure obligations of the Payee hereunder. Notwithstanding the foregoing, the Payee shall not be restricted from disclosing the terms of this Agreement or credits/payments on account of the Royalty. For greater certainty, the Payee shall be entitled to disclose publicly data or information concerning the operations of the Royalty Entities, without the consent of the Payor, once such information has been publicly disclosed by any of the Royalty Entities.

(c)	Assignment by Payor. Upon any assignment, conveyance or final abandonment of the Payor’s interest in the Property or any portion thereof, as the case may be, by the Payor, the Payor shall have no further obligation to the Payee in respect of the Property or such portion, as the case may be; provided that, in the case of assignment or conveyance, it shall be a condition of any assignment or conveyance that the assignee or transferee shall have agreed to assume the Payor’s obligation to the Payee to pay the Royalty in respect of that portion of the Property acquired by such assignee or transferee.

(d)	Assignment by Payee. [Redacted – Commercially Sensitive Information]

(e)	Property Interest. The Royalty interest retained by the Payee, as provided in this Agreement, shall constitute a real property interest in all portions of the Property and not be merely contractual in nature. The Payee shall be entitled at its option to register on title to the Property notification of the Royalty interest retained by the Payee pursuant hereto and the Payor shall provide all reasonable assistance in that regard including execution of all documentation reasonably necessary to effect registration of such Royalty Interest.

(f)	Arbitration. [Redacted – Commercially Sensitive Information]

12.	NOTICE

(a)	Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by fax or other similar form of communication, in each case addressed as follows:

(i)	If to Payor at:

[●]

Attention: [●]
Email: [●]

(ii)	If to Payee at:

[●]

Attention: [●]
Email: [●]

(b)	Any notice, direction or other instrument will, if delivered, be deemed to have been given and received on the day it was delivered.

(c)	A party may at any time give to the other parties notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

13.	OTHER TERMS

(a)	All payments to be made under this Agreement will be made in U.S. dollars.

(b)	The Parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

(c)	Time is of the essence in the performance of this Agreement.

(d)	This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as a British Columbia contract. The Parties irrevocably submit and consent to the non-exclusive jurisdiction of the courts of British Columbia in connection with any matter or dispute arising under or in connection with this Agreement.

(e)	This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but each of which shall constitute one and the same instrument.

(f)	Each Party acknowledges having been advised to obtain independent legal advice prior to signing this Agreement and by signing this Agreement that Party represents to the other Parties that it did obtain whatever independent legal advice deemed appropriate by that Party.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF each Party, by its duly authorized representative(s), has signed this Agreement as of the date of this Agreement.

[●]

By:
Authorized Signatory

Print Name:
Title:

[●]

By:
Authorized Signatory

Print Name:

Title:

[Signature Page to the Royalty Agreement]

Appendix A

Property Description – Gold X2

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